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SEC
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Section

MAR 01 2010

Washington, DC
107

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-68090

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Two Sigma Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 West Broadway, Suite 300
(No. and Street)

New York (City) NY (State) 10012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Two Sigma Securities, LLC

Table of Contents

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Two Sigma Securities, LLC for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Subscribed and sworn
to before me this 24th
day of February, 2010

BERNICE WOODS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires May 15, 2012

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

The Member
Two Sigma Securities, LLC

We have audited the accompanying statement of financial condition of Two Sigma Securities, LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Two Sigma Securities, LLC at December 31, 2009 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 26, 2010

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 8,040
Deposits	9,148
Due from clearing broker	2,020,653
Due from exchanges	3,482,852
Due from affiliate	37,961
Total assets	$ 5,558,654
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 62,933
Due to exchanges	9,503
Due to affiliate	3,422,284
Total liabilities	3,494,720
Member's equity	2,063,934
Total liabilities and member's equity	$ 5,558,654

The accompanying notes are an integral part of this statement.

Two Sigma Securities, LLC

Notes to Statement of Financial Condition

December 31, 2009

1. Nature of Operations

Two Sigma Securities, LLC (the "Company"), a wholly owned subsidiary of Two Sigma Holdings VC Acquisition Vehicle IV, LLC ("VC IV"), which is a wholly owned subsidiary of Two Sigma Holdings, LLC ("TSH"), is a limited liability company and was formed under the laws of Delaware on October 3, 2008 with an initial cash contribution to equity of $25,000. Effective June 25, 2009, the Company registered as broker-dealer with the Securities and Exchange Commission (the "SEC") and as such became a member of the Financial Industry Regulatory Authority. The Company is also registered with the BATS Exchange, Inc., Boston Stock Exchange, NYSE Arca, Inc. and NASDAQ Stock Market. Prior to its registration as a broker-dealer, the Company had minimal operating activities.

As an introducing broker-dealer, the Company facilitates the receipt and execution of trade orders on an agency capacity, on behalf of its affiliated hedge fund manager, Two Sigma Investments, LLC ("TSI"), primarily in transactions involving equity securities. The members of TSH are the same as Class B members of TSI.

2. Summary of Significant Accounting Policies

Basis of Presentation

This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates. The statement of financial condition is expressed in United States dollars.

Commission Revenue and Clearing Costs

All commission revenues and clearing costs are recorded on a trade date basis. Commissions are earned through the execution of customer driven trades. The customer is an affiliated hedge fund whose investment manager is TSI.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. Management does not believe there to be any significant risk with respect to these deposits.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company, and treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") and related state tax codes provide that any income or loss is passed through to the ultimate beneficial members for federal and state income tax purposes. The ultimate beneficiary, TSH, is subject to New York City unincorporated business tax ("UBT") based on a statutory tax rate of 4%. The Company has recorded a UBT tax benefit of approximately $38,000 from TSH which remains outstanding at December 31, 2009 and is included in due from affiliate in the statement of financial condition.

The Company is required to recognize, measure, present and disclose uncertain tax positions in the financial statements. Accounting standards require that tax expenses be recorded in the current year for tax positions which are deemed to not meet a "more-likely-than not" threshold of being sustained by the applicable tax authority. As part of its implementation for the fiscal year beginning January 1, 2009, management has analyzed all income tax aspects applicable to the Company's operations for all open tax years, and has concluded that no provision for income tax is required in the Company's financial statements, other than income taxes that have historically been recorded in the normal course of business of the Company.

3. Transactions with Related Parties

The Company has entered into a sublease agreement with TSI for office space. The sublease provides for rental payments to be made directly to TSI commencing February 23, 2009 and extending through October 2016.

Pursuant to an Expense Sharing Agreement between the Company and TSI dated June 25, 2009, the Company will record an expense based on the monthly expense sharing fee for services provided by TSI. These services include but are not limited to employee compensation, technology equipment and services, office supplies, and workstation equipment and maintenance. Payments to TSI for such services are made monthly by the Company. Certain other operating expenses not included in the Expense Sharing Agreement, incurred by the Company and initially paid by TSI are subsequently reimbursed by the Company. No balances were owed to TSI as of December 31, 2009.

3. Transactions with Related Parties (continued)

The Company enters into securities transactions with an affiliate in the normal course of business, which generates 100% of its commission income. Through the execution of the affiliate driven security transactions, the Company receives liquidity rebates and pays liquidity fees from/to certain exchanges and passes them all through to the affiliate. For the year ended December 31, 2009, the net amount in which the Company paid to the affiliate was approximately $2,600,000. At December 31, 2009, $3,422,284 remains payable to the Company's affiliate.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Clearing Broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $2,000,000 which is included in due from clearing broker in the statement of financial condition.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first 12 months of operations (15 to 1 thereafter). At December 31, 2009, the Company had net capital of approximately $2,017,000 which exceeded the required net capital of approximately $437,000 by approximately $1,580,000. The ratio of aggregate indebtedness to net capital, at December 31, 2009 was 1.73 to 1.

5. Regulatory Requirements (continued)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis through a clearing broker.

6. Commitments

The Company subleases office space, from an affiliate, under a non-cancellable lease agreement. At December 31, 2009, the annual minimum payments under this agreement are approximately as follows:

	Total Commitments
Year ended December 31:	
2010	$ 88,000
2011	91,000
2012	94,000
2013	97,000
2014	100,000
Thereafter	192,000
Total	$ 662,000

7. Subsequent Events

The Company has evaluated subsequent events through February 26, 2010, the date that these financial statements are available to be issued. The Company believes that there are no material subsequent events requiring disclosure.

STATEMENT OF FINANCIAL CONDITION

Two Sigma Securities, LLC
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

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